FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Co[redacted]onal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes[redacted]ions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the [redacted] securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to [redacted]egulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact [redacted] which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

04024075

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LIMA EXPLORATION INCORPORATED

12g 82-3263

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 23 03 04

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GROSSO

GIVEN NAMES: JOE NICOLA

NO. 3860 STREET MOSCROP STREET APT

CITY: BURNABY

PROV: BC. POSTAL CODE: V5G 2C9

BUSINESS TELEPHONE NUMBER: 604 - 687 - 1828

BUSINESS FAX NUMBER: 604 - 687 - 1858

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	325000	24 03 04	50	150000		3.10		475000	1	
WARRANTS	436111							436111	1	
COMMON	220724							220724	2	SEE REMARKS
WARRANTS	172400							172400	2	OXBOW INTL. MKTG
COMMON	615102	24 03 04	10	100		2.95		615202	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

50- Options Expire Mar24/09
Of the 220724 Indirect Common: Oxbow - 176048 Jovelyn - 27564
Threadco - 9612 Beauregard - 7500

I own 50% of all Companies.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOE GROSSO

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 02 04 04

 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE